UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

ENVIRO-RECOVERY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29403m103

(CUSIP Number)

Herbert S. Wander, Katten Muchin Zavis Rosenman, 525 W. Monroe Street, Suite 1900
Chicago, Illinois 60661   (312) 902-5267

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29403m103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marvin J. Herb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,088,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 16,088,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,088,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herb Family 1998 Gift Trust u/a/d 12/1/98 36-7265140

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.0001 per share (the “Common Stock”) of Enviro-Recovery, Inc. (the “Issuer”), and the principal executive offices of the Issuer are located at 2200 E. Lake Shore Drive, Ashland, WI 54806.

Item 2.	Identity and Background
The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:
Name: Principal Address: Principal Occupation: Citizenship:	Marvin J. Herb c/o 6000 Garlands Lane, Suite 120, Barrington, IL 60010 General investing activities United States
Name: Principal Address: Principal Occupation: Place of Organization:	Herb Family 1998 Gift Trust u/a/d 12/1/98 6000 Garlands Lane, Suite 120, Barrington, IL 60010 General investing activities Illinois

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used to purchase the Common Stock was personal funds.  7,500,000 shares were, or can be, acquired through the conversion of amounts owing under three separate promissory notes (the “Notes”) issued to Marvin J. Herb (“Mr. Herb”) by the Issuer.

Item 4.	Purpose of Transaction

Mr. Herb and the Gift Trust (as defined below) filed an initial statement on Schedule 13D on September 30, 2004 and a statement on Schedule 13D/A on December 21, 2004.  Subsequent to the filing of such Schedule 13D/A, Mr. Herb has acquired additional shares of Common Stock, as more fully described in Item 5(c) below, which shares were acquired for general investment purposes.  Accordingly, Mr. Herb and the Gift Trust are required to further amend the initial statement on Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)

Mr. Herb beneficially owns 16,088,500 shares of Common Stock, which represent 14.8% of the 101,016,803 shares of Common Stock outstanding (as reflected in the Issuer’s Form 8-K filed on April 29, 2002) plus the shares that were, or can be, converted under the Notes (collectively, the “Total Shares”).  Mr. Herb beneficially owns (i) 7,500,000 shares under the Notes and (ii) 8,588,500 shares through the Marvin J. Herb Revocable Trust u/a/d 7/19/00 (the “Revocable Trust”). The Herb Family 1998 Gift Trust u/a/d 12/1/98 (the “Gift Trust”), of which Mr. Herb’s spouse is trustee, beneficially owns 1,000,000 shares of Common Stock, which represent 0.9% of the Total Shares.  Mr. Herb disclaims beneficial ownership of the shares of Common Stock held by the Gift Trust.

(b)

Mr. Herb has sole power to vote and to dispose of 16,088,500 shares of Common Stock, and the Gift Trust has sole power to vote and to dispose of 1,000,000 shares of Common Stock.  The information disclosed in Item 2 of this Schedule 13D/A is incorporated by reference herein.

(c)

Mr. Herb obtained beneficial ownership of (a) 25,000 shares of Common Stock acquired by the Revocable Trust on December 21, 2004, which shares were acquired at an average unit cost of $0.03 per share, (b) 800,000 shares of Common Stock acquired by the Revocable Trust on December 22, 2004, which shares were acquired at an average unit cost of $0.029 per share, (c) 200,000 shares of Common Stock acquired by the Revocable Trust on December 29, 2004, which shares were acquired at an average unit cost of $0.0293 per share, (d) 5,000 shares of Common Stock acquired by the Revocable Trust on December 30, 2004, which shares were acquired at an average unit cost of $0.03 per share, (e) 25,000 shares of Common Stock acquired by the Revocable Trust on January 12, 2005, which shares were acquired at an average unit cost of $0.03 per share, and (f) 56,000 shares of Common Stock acquired by the Revocable Trust on January 24, 2005, which shares were acquired at an average unit cost of $0.03 per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Herb has loaned the Issuer money in exchange for shares of Common Stock, as evidenced by the Notes.  The Notes are attached as exhibits to the statement on Schedule 13D filed by Mr. Herb and the Gift Trust on September 30, 2004.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
/s/ Marvin J. Herb	January 25, 2005
Marvin J. Herb
By: Herbert S. Wander, Attorney-in-Fact

HERB FAMILY 1998 GIFT TRUST U/A/D 12/1/98	Date:
January 25, 2005

/s/ Judith M. Herb
Judith M. Herb, Trustee
By: Herbert S. Wander, Attorney-in-Fact